AM 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022674

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49268

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAR 27 2002 365

REPORT FOR THE PERIOD BEGINNING 02/23/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: International Capital Growth, LLC

~~NN: Capital Growth Securities, LLC~~ FN: Capital Growth Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 N.E. Mizner Boulevard, Suite 750
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jacobs (561) 417 5680
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin & Co.
(Name - if *individual, state last, first, middle name*)

1900 NW Corp. Blvd. Suite 300E	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 24037a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4/4/2002

OATH OR AFFIRMATION

I, Michael Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Capital Growth, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Sarah L. Boynton
MY COMMISSION # CC921243 EXPIRES
March 22, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 24037a-5(e)(3).*

INTERNATIONAL CAPITAL GROWTH, LLC

FINANCIAL STATEMENTS

December 31, 2001

International Capital Growth LLC
TABLE OF CONTENTS
DECEMBER 31, 2001

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member
International Capital Growth, LLC
Boca Raton, Florida 33431

We have audited the accompanying statement of financial condition of International Capital Growth, LLC, (A Limited Liability Company) as of December 31, 2001, and the related statements of income (loss), changes in member's equity, and cash flows for the period February 23, 2001 (inception) to December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Capital Growth, LLC as of December 31, 2001, and the results of its operations and its cash flows for the period February 23, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2002

INTERNATIONAL CAPITAL GROWTH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	341,684
Marketable Securities Owned, at market value		5,857
Commission and Broker Receivables		12,025
Loans Receivable - Employees		595,261
Deposits		17,250
Furniture and Office Equipment at Cost		
Less: Accumulated Depreciation of $1,103		15,198
Other Assets		8,256
	$	995,531

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued Liabilities	$	99,675
Commissions Payable		104,173
		203,848
Commitments and Contingent Liabilities		
Subordinated Borrowings		200,000
MEMBER'S EQUITY		591,683
	$	995,531

INTERNATIONAL CAPITAL GROWTH, LLC
STATEMENT OF INCOME (LOSS)
FEBRUARY 23, 2001 (INCEPTION) TO DECEMBER 31, 2001

REVENUES:		
Commissions	$	579,946
Private Placement and Consulting Fees		70,000
Trading Gains and (Losses)		176,133
Interest		25,764
Other Income		76,925
		928,768
EXPENSES:		
Employee Compensation and Benefits		1,117,497
Floor Brokerage, Exchange, and Clearance Fees		126,048
Communications and Data Processing		69,864
Occupancy		300,434
Other Expenses		274,663
		1,888,506
Net Loss	$	(959,738)

INTERNATIONAL CAPITAL GROWTH, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FEBRUARY 23, 2001 (INCEPTION) TO DECEMBER 31, 2001

Balance, February 23, 2001	$	-
Capital Contribution Upon Acquisition		579,587
Capital Contributed		971,834
Net Loss		(959,738)
Balance, December 31, 2001	$	591,683

INTERNATIONAL CAPITAL GROWTH, LLC
STATEMENT OF CASH FLOWS
FEBRUARY 23, 2001 (INCEPTION) TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (959,738)
Adjustments to Reconcile Net Loss to	
Net Cash Used in Operating Activities:	
Depreciation	1,103
Unrealized (Gain) on Marketable Securities	(5,857)
Change in Assets and Liabilities	
(Increase) in:	
Commissions and Broker Receivables	(12,025)
Loans Receivable - Employees	(595,261)
Deposits	(17,250)
Other Assets	(8,256)
Increase in:	
Accrued Liabilities	99,675
Commissions Payable	104,173
Net Cash Used In Operating Activities	(1,393,436)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Furniture and Office Equipment	(16,301)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Assets Received Upon Acquisition	579,587
Capital Contributed from Member	971,834
Proceeds from Subordinated Loans	200,000
Net Cash Provided By Financing Activities	1,751,421
Increase in Cash	341,684
Cash:	
Beginning	-
Ending	$ 341,684

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

International Capital Growth, LLC, (the "Company") was organized on February 23, 2001, in the State of Florida. It is a wholly-owned subsidiary of ICG, LP (LP), a limited partnership. On August 8, 2001, LP purchased the stock of International Capital Growth, Ltd, a licensed broker-dealer. On October 1, 2001 International Capital Growth, Ltd (ICG) merged with the Company with the Company being the surviving entity. The Company is effective with the National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and the State of Florida as a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and two smaller offices in New York and New Jersey. It derives the majority of its income by servicing the needs of its retail and institutional client base.

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities, and promptly transmits all customer funds received to its clearing firm,Wexford Clearing Services Corporation ("Wexford"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Basis of Accounting

On August 8, 2001 LP acquired 100 % of ICG and on October 1, 2001 ICG was merged into the Company. Prior to the merger the accounts of the Company were adjusted to reflect the allocation of the consideration paid for the common stock by LP to the respective net assets acquired. The assets and liabilities acquired, being substantially all financial assets were recorded at historical cost, which approximates fair value. In conjunction therewith LP recognized an extraordinary gain representing the excess of fair value of acquired net assets over cost. Upon the merger LP contributed the net assets of ICG to the Company. As indicated in Note 6, the consideration paid by LP was the assumption of a lease obligation by LP, not guaranteed by the Company, which in the opinion of management was a market value lease.

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Clearing Expenses

Clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Restricted Cash

Pursuant to the Company's clearing agreement, the Company is required to maintain $250,000 in net capital as calculated under SEC Rule 15c3-1 and maintain a $250,000 deposit of cash or securities with Wexford. As of December 31, 2001, the Company's net capital was below $250,000 (Note 7). To satisfy the clearing agreement requirements, LP had on deposit $250,000 in cash with Wexford. Wexford also has a security interest in Company property held in their trading or commission accounts to satisfy any obligations or liabilities to Wexford. In January, 2002, LP contributed their interest in the deposit account to the company.

Property and Equipment

Property and Equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, generally three to seven years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset.

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $80,000 at December 31, 2001.

Securities Owned

Marketable securities are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in trading gains and (losses) in the statement of income (loss).

Advertising

Costs of advertising are expensed as incurred and amounted to $4,708 for the year ended December 31, 2001.

Broker Receivables

Broker Receivables represent amounts due from the clearing organization related to monies earning interest at the clearing broker from settled and unsettled transactions.

Commissions Receivable

Commissions Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Income Taxes

The Company intends to be included as part of a consolidated entity tax return for which it is a subsidiary on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of LP. Accordingly, no provision is made for income taxes in the financial statements.

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2: MARKETABLE SECURITIES OWNED

Marketable securities owned, consist of trading securities at market values as follows:

	Owned
Corporate Stocks	$ 5,857

NOTE 3: CONTRACTUAL COMMITMENTS

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the third year of continued employment. The Company was obligated under the employment agreements to advance additional loans to brokers amounting to approximately $52,000 based upon attaining certain production criteria.

The Company is obligated under a non-cancelable operating lease for approximately 2300 square feet of office space in Milburn, New Jersey that expires on August 31, 2004.

The future minimum annual rental payments for non-cancelable leases are approximately as follows:

2002	$ 69,026
2003	69,026
2004	46,017
	$ 184,069

NOTE 4: SUBORDINATED BORROWINGS

Borrowings under subordination agreements at December 31, 2001, are as follows

Subordinated Loan, interest at 5.5% annually, due October, 2002	$ 200,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5: RELATED PARTY TRANSACTIONS

Commencing August 8, 2001, the Company entered into a management agreement with ICG, LP, its parent company, to pay a management fee on a monthly basis for office rent, general administrative and management expenses. The agreement has a term of 2 years with an automatic 2 year renewal provision. For the period August 8, 2001 to December 31, 2001, management fees amounting to $67,830 were charged to the Company.

NOTE 6: ACQUISITION AND MERGER

On August 8, 2001 LP acquired 100 % of ICG in exchange for the assumption of a lease obligation, not guaranteed by the Company but which houses the Company's corporate offices. On October 1, 2001 ICG was merged into the Company. The Company recorded the net assets received based upon LP's accounting basis.

A summary of net assets contributed is as follows:

Cash	$ 527,909
Other financial assets	115,841
Liabilities	(64,163)
Net assets	$ 579,587

The statement of operations includes the operations for the period August 8, 2001 the date of acquisition by LP, to December 31, 2001. The net loss for ICG for the period January 1 to August 7, 2001 would not be comparable under the new basis of accounting. However, the following is a summary of the operations of ICG for the period January 1 to August 7, 2001:

Revenue	$ 104,553
Expense	380,649
Net Loss	$ (276,096)

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $149,861 which was $49,861 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.36 to 1.

INTERNATIONAL CAPITAL GROWTH, LLC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 8: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, Wexford. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 9: LITIGATION

In 1999, a complaint was filed, in which the predecessor company was named as co-defendant in a lawsuit alleging damages of approximately $1,000,000 plus interest and punitive damages, with respect to certain investments made by the plaintiffs in Waste Systems International, Inc. ("WSI"), for which the Company acted as a financial consultant and placement agent in connection with a private offering. The plaintiffs allege that the defendants made numerous fraudulent and negligent misrepresentations to the plaintiffs, that the plaintiffs invested in WSI based upon those fraudulent and negligent representations and that the misrepresentations were the direct and proximate cause of injuries suffered by the plaintiffs. By memorandum and order dated June 28, 2000, the Court allowed the motions for summary judgment that had been filed by all parties, including the Company. By judgment dated September 15, 2000, the Court entered judgment dismissing the case in its entirety. Following the Court's denial of plaintiffs motion for new trial, or alternatively, to alter or amend judgment, on November 17, 2000, plaintiffs filed a notice of appeal to the Massachusetts Appeals Court. On January 16, 2001 the appeal was docketed with the Appeals Court and a briefing schedule set. As of December 31, 2001, the briefings had been completed but the Court has yet to schedule oral arguments. Management is vigorously opposing the re-opening of this matter. In the opinion of management, the ultimate outcome of this matter is not presently determinable and no provision has been made in the accompanying financial statements for any resultant potential liability.

The Company is involved in other legal proceedings relating to claims against the Company which are encountered in the normal course of business. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will have no material adverse effects on the financial position of the Company.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
International Capital Growth, LLC
Boca Raton, Florida

We have audited the accompanying financial statements of International Capital Growth, LLC. (A Limited Liability Company) as of December 31, 2001 and for the period February 23, 2001 to December 31, 2001, and have issued our report thereon dated February 28, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Lewin & Co.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2002

INTERNATIONAL CAPITAL GROWTH, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Accrued Liabilities	$	99,675
Commissions Payable		104,173
Total Aggregate Indebtedness	$	203,848
NET CAPITAL		
Total Member's Equity from the Statement of Financial Condition	$	591,683
Add:		
Subordinated borrowings qualified for net capital		200,000
Total capital and allowable subordinated borrowings		791,683
Deductions:		
Nonallowable Assets:		
Receivable from Employees		595,261
Furniture and Office Equipment, net		15,198
Deposits		17,250
Marketable Securities Owned, at market value		5,857
Other Assets		8,256
		641,822
Net Capital		149,861
Minimum Required Net Capital		100,000
Excess Net Capital at 1500%	$	49,861
Excess Net Capital at 1000%	$	129,476
Ratio of Aggregate Indebtedness to Net Capital		1.36 to 1

INTERNATIONAL CAPITAL GROWTH, LLC
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2001).

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	215,996
Increase in Nonallowable Marketable Securities		(5,857
Decrease in Cash		(44,676
Decrease in Marketable Securities Owned		(1,781
Increase in Commissions and Broker Receivable		12,026
Increase in Accrued Expenses		(26,655
Decrease in Haircut		808
Net Capital Per Above	$	149,861

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance as of February 23, 2001	$	-
Additions		200,000
Balance as of December 31, 2001	$	200,000

STATEMENT PURSUANT TO EXEMPTIVE PROVISION UNDER RULE 15c3-3

The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based upon Paragraph (k)(2)(ii) of the Rule.

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

To the Member
International Capital Growth, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of International Capital Growth, LLC (the "Company"), for the period February 23, 2001 (inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of International Capital Growth, LLC, for the period February 23, 2001 (inception) to December 31, 2001, and this report does not affect our report thereon dated February 28, 2002. Control activities designed to assure compliance with the periodic computation of aggregate indebtedness and net capital were not followed. Policies and procedures were implemented to assure current and future compliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices, except as noted in the preceding paragraph, and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Lewin & Co.

Boca Raton, Florida
February 28, 2002